SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for August 2, 2005

The BOC Group plc

Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 2 August 2005 announcing the Third Quarter Results for The BOC Group plc for the nine months ended 30 June 2005.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 2 AUGUST 2005
AT 7.01 HRS UNDER REF: PRNUK-0208050658-E766

FOR IMMEDIATE RELEASE
WINDLESHAM, 2 August 2005

The BOC Group results for the 9 months to 30 June 2005

'further good progress in global gases businesses'
	9mths 2005	9mths 2004	3rd qtr 2005	3rd qtr 2004
Turnover	£3,423.9m	£3,411.1m	£1,092.7m	£1,157.8m
Operating profit	£415.4m	£407.8m	£124.3m	£134.0m
Adjusted operating profit (1)	£423.5m	£422.4m	£132.4m	£148.6m
Earnings per share	56.3p	33.5p	15.1p	3.8p
Adjusted earnings per share (1)	49.8p	46.2p	16.4p	16.5p

This announcement is unaudited.

Highlights
•	Strong results from the gases lines of business.
•	Further good order intake for Process Gas Solutions with major hydrogen contracts announced to supply both Chevron and Holly Corporation in the US.
•	Expected performance improvement successfully delivered by Industrial and Special Products following recent portfolio changes.
•	A restructuring programme for BOC Edwards has commenced, resulting in an exceptional charge of £8.1m in the results for the third quarter, and expected benefits of some £5m a year in fiscal 2006.
•	Group earnings were affected by the significantly reduced ownership of the Afrox hospitals business.
•	Adjusted return on capital employed continues at a strong 16.6 per cent to the end of June, which is 2.3 per cent higher than a year ago.

1     'Adjusted' means excluding exceptional items.
2     Comparisons are made with the same period a year ago at constant exchange rates.

Chief executive, Tony Isaac said,
 'Our two global gases lines of business, which contribute over 80 per cent of Group operating profit, showed continued good progress. In aggregate, the adjusted operating profit growth of the Process Gas Solutions and Industrial and Special Products businesses was 6 per cent in the third quarter. The restructuring programme underway within BOC Edwards will deliver cost savings in the next financial year. Adjusted return on capital employed remained strong at 16.6 per cent.'

The BOC Group results for the 3 months and 9 months to 30 June 2005
	2005	2004	change as reported	at constant exchange rates (2)
Excl. exceptional items (1)

9 months to 30 June
Turnover	£3,423.9m	£3,411.1m	+ 0%	+ 1%
Adjusted operating profit	£423.5m	£422.4m	+ 0%	+ 0%
Adjusted profit before tax	£381.5m	£365.2m	+ 4%	+ 4%
Adjusted earnings per share	49.8p	46.2p	+ 8%	+ 8%

3rd quarter to 30 June
Turnover	£1,092.7m	£1,157.8m	- 6%	- 6%
Adjusted operating profit	£132.4m	£148.6m	- 11%	- 12%
Adjusted profit before tax	£118.9m	£130.3m	- 9%	- 10%
Adjusted earnings per share	16.4p	16.5p	- 1%	- 2%

Statutory results

9 months to 30 June
Turnover	£3,423.9m	£3,411.1m	+ 0%	+ 1%
Operating profit	£415.4m	£407.8m	+ 2%	+ 2%
Profit before tax	£470.7m	£270.8m	+ 74%	+ 73%
Earnings per share	56.3p	33.5p	+ 68%	+ 68%

3rd quarter to 30 June
Turnover	£1,092.7m	£1,157.8m	- 6%	- 6%
Operating profit	£124.3m	£134.0m	- 7%	- 8%
Profit before tax	£110.8m	£35.9m	+ 209%	+ 195%
Earnings per share	15.1p	3.8p	+ 297%	+ 266%

Notes
1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.
2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
3.	Full statutory results are on pages 9 to 18.

BUSINESS SEGMENT RESULTS
 All comparisons that follow are on the basis of constant exchange rates.
Adjusted operating profit excludes operating exceptional items.
Comparisons are made with the same period a year ago unless stated otherwise.

	9 months to 30 June 2005				Fiscal third quarter

Business segments £ million	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit

Process Gas Solutions	1,064.4	+ 15%	152.3	+ 9%	361.5	+ 16%	52.5	+ 7%
Industrial and Special Products	1,279.0	- 4%	212.5	+ 7%	440.9	- 3%	70.3	+ 5%
BOC Edwards	599.6	+ 3%	27.5	- 15%	194.0	- 10%	9.0	- 41%
Afrox hospitals	251.8	- 23%	33.4	- 23%	20.2	- 82%	2.7	- 83%
Gist	229.1	+ 4%	18.2	- 2%	76.1	+ 4%	5.9	- 8%
Corporate			(20.4)				(8.0)
Group total	3,423.9	+ 1%	423.5	+ 0%	1,092.7	- 6%	132.4	- 12%

The principal factors behind increased corporate costs were implementation of procedures to ensure compliance with the Sarbanes-Oxley legislation and discretionary spending on litigation support in the US.

PROCESS GAS SOLUTIONS (PGS)
 Both turnover and adjusted operating profit increased in the third quarter, partly because of BOC's increased ownership in the nitrogen scheme supplying Pemex in Mexico. Turnover increased more rapidly than adjusted operating profit again partly because of changes to the terms of a supply scheme contract in the US and through increased prices to recover higher energy costs in Europe and the US. In aggregate these factors increased turnover by approximately 6 per cent without a corresponding effect on adjusted operating profit. Furthermore, a non-recurrent profit of some £2 million was included in the third quarter result a year ago. Excluding this from the comparison, adjusted operating profit for the third quarter increased by 11 per cent, which compares with underlying turnover growth of 10 per cent.

Adjusted return on capital employed rose to nearly 12 per cent at the end of the third quarter, compared with 10.3 per cent a year ago, despite heavier capital investment in new supply scheme contracts.

In north America, merchant sales volumes were stronger in the third quarter but tonnage volumes were lower at some steel customers. Increased revenues reflected changes to the terms of a supply scheme contract in the US as well as higher prices to recover energy costs.

In the UK, there was good volume growth in tonnage schemes and turnover was increased by passing through higher energy and natural gas costs. In the liquid market slightly lower volumes were more than offset by higher selling prices, which recovered the majority of the increased energy costs.

Higher sales volumes in Korea and new business in China, including plants starting up in Nanjing and in Guangdong, contributed to turnover and adjusted operating profit in the third quarter.

Turnover and adjusted operating profit also increased in Japan.

In June 2005 BOC announced new contracts to supply hydrogen to Chevron and Holly Corporation refineries from a new plant to be built at Salt Lake City, Utah. When completed in 2006, the new plant will facilitate the increased production of cleaner fuels by the customers and permit the processing of a wider variety of heavy crude feedstocks.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
 The disposal of the packaged gas business in the US and of the Unique Gas business in Thailand masked a strong underlying growth of turnover of 7 per cent in the continuing business.

Adjusted operating profit growth of 5 per cent during the third quarter was after absorbing restructuring costs of £0.7 million in the UK.

The adjusted return on capital employed at the end of the third quarter was 6 per cent higher than a year ago.

Turnover in Europe was up in the third quarter as a result of increased volumes in all countries and favourable pricing trends.

Adjusted operating profit in north America was significantly up on a year ago in the third quarter, not only as a result of cost elimination following the sale of the US packaged gas business at the end of July 2004, but also because of increased volumes in Canada and in the global helium business.

In Latin America, adjusted operating profit was up despite a relatively poor performance in Venezuela.

Turnover increased in the south Pacific region during the third quarter. Industrial gases sales volumes improved slightly after a weak second quarter and sales of safety products continued strongly. Together with modest price increases, this led to a better adjusted operating profit.

Increased sales in Africa were due to generally better volumes of gases and industrial products but also higher liquefied petroleum gas (LPG) selling prices in response to increased feedstock costs. Adjusted operating profit increased significantly.

BOC EDWARDS
 Turnover and adjusted operating profit were at a similar level to the prior quarter but lower than in the buoyant third quarter a year ago.

The order intake for semiconductor equipment has remained broadly stable during the third quarter and a similar level of adjusted operating profit may therefore be expected in the final quarter of this fiscal year. BOC Edwards continues to win a high share of new business with both semiconductor and flat panel display manufacturers.

The weakness of the US dollar continued to have an adverse effect on margins as a major proportion of sales are denominated in dollars while the bulk of BOC Edwards' manufacturing costs remain in sterling. The benefit of recent strengthening in the US dollar will be delayed by the extent of forward cover. Revenues for the remainder of fiscal 2005 have already been hedged, so the benefits of recent strengthening of the US dollar will be seen from the first quarter of fiscal 2006. The adjusted operating profit for the third quarter of 2005 would have been approximately £2.2 million more at the exchange rates of a year ago.

AFROX HOSPITALS
 The disposal of the majority shareholding in Afrox Healthcare Limited to a consortium led by two black empowerment investors was completed on 22 March 2005. African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts. In the third quarter, a 20 per cent share of the results of the new company, with its adjusted operating profit and net interest charge, was included.

The disposal proceeds were received by AOL in March and distributed to The BOC Group and AOL minority shareholders by means of a special dividend in June, followed by a share buy-back in July 2005.

The disposal of BOC's controlling interest in Afrox Healthcare Limited is expected to reduce Group earnings per share by approximately 1p this year and by a further 1p in fiscal 2006.

GIST
 Increased turnover in the third quarter resulted from expansion of the Spalding flower distribution operation, new business with Woolworths and Centura, and increasing volumes of business with Ocado.

Adjusted operating profit was at a similar level to the previous quarter but slightly less than a year ago as a result of higher pension and compliance costs.

EXCEPTIONAL ITEMS
 Exceptional profits of £97.3 million were recognized in the fiscal second quarter of 2005, following the disposals of Afrox Healthcare Limited in South Africa and of the majority of a shareholding in the US beverage dispense company, NuCo2.

Exceptional costs of £8.1 million have been charged in the third quarter to provide for restructuring in BOC Edwards. Savings of approximately £5 million are targeted from this restructuring during 2006. Further costs are anticipated from this programme in the fourth quarter and in fiscal 2006 leading to additional benefits.

IMPACT OF EXCHANGE RATES
 The effect of exchange rate movements on the comparison of results was mildly favourable in the third quarter. The stronger Australian dollar was the principal factor and this had most of its impact on the Industrial and Special Products business.

Foreign currency translation was over £4 million positive to turnover in the third quarter but nearly £23 million negative for the first nine months. The corresponding effects on adjusted operating profit were £1.5 million positive for the third quarter and £0.4 million negative for the first nine months.

CASH FLOW, BORROWINGS AND TAX
 Operating cash flow for the three months to June 2005 was £155.0 million. Working capital cash flows were £36.6 million lower compared with a very strong quarter last year and business disposals reduced operating cash flow by £26 million. Operating cash flow for the year to date was £407.4 million. £34 million of the year on year adverse change relates to the now sold Afrox hospitals business. Cash flow related to working capital was less favourable than a year ago. Working capital in the two gases lines of business was successfully reduced last year and has been further reduced this year – albeit at a slower rate. Factors such as the timing of project shipments and sales growth have also raised working capital compared with a year ago.

Returns on investments and servicing of finance includes the minority interest element of some £54 million for the special dividend paid by African Oxygen Limited following the disposal of its majority shareholding in Afrox Healthcare Limited.

Capital expenditure and financial investment in the three months to 30 June 2005 amounted to £76.0 million. The increase over the same period last year reflects the continuing expenditure in new supply scheme projects, principally in Asia/Pacific and the Americas.

There were no major acquisitions or disposals of businesses in the three months to 30 June 2005. The most significant transaction for the year to date was the disposal in March 2005 by the Group's South African subsidiary of its majority shareholding in the Afrox hospitals business.

There was a net cash outflow for the three months to 30 June 2005 of £18.6 million. For the year to date, net cash flow remains positive.

Net borrowings at 30 June 2005 were £810.0 million, some £152.4 million below the level at the financial year-end on 30 September 2004. At the end of June 2005, the Group balance sheet included some £40 million of cash that was subsequently eliminated as a result of the distribution to minority shareholders by African Oxygen Limited.

Gearing ratios at 30 June 2005 were 25.8 per cent for net debt / capital employed and 41.6 per cent for net debt / equity, compared with 29.9 per cent and 51.2 per cent respectively at 30 September 2004.

Net interest on net debt was covered 7.6 times by adjusted operating profit (excluding exceptional items) for the nine months to 30 June 2005. The corresponding figure for the same period last year was 6.1 times. For the financial year ended 30 September 2004, net interest on net debt was covered 6.5 times by adjusted operating profit.

Adjusted return on capital employed (excluding exceptional items) was 16.6 per cent, compared with 15.4 per cent at 30 September 2004. Return on capital employed was 16.3 per cent compared with 14.9 per cent at 30 September 2004.

The effective rate of tax on adjusted profit for the nine months to 30 June 2005 was 27 per cent, compared with 29 per cent for the same period last year and 29 per cent for the financial year ended 30 September 2004.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
 The BOC Group will first report under IFRS for the first quarter of the fiscal year to 30 September 2006. Until then, financial results will continue to be reported under UK GAAP. Shortly before the first result under IFRS is announced, in February 2006, BOC plans to release restated results under IFRS for the four quarters and fiscal year to 30 September 2005 to facilitate comparisons on the new basis.

Current evaluations suggest that the net impact of the accounting changes on the Group's trading results is unlikely to be significant.

OUTLOOK
 The outlook for BOC's global gases business remains positive. Manufacturing recovery in South Africa and positive trends in north America and much of Asia are offsetting weaker trends in the UK and Australia.

The Industrial and Special Products business has successfully delivered the expected operating improvements following recent portfolio changes, including the disposal of the US packaged gas business.

Prospects for the Process Gas Solutions business remain strong, supported by a good pipeline of projects to be commissioned over the next two years, with major on-stream dates from late 2006.

On the basis of currently stable order intake for semiconductor equipment, BOC Edwards' adjusted operating profit is expected to remain at a similar level in the fourth quarter of this fiscal year. Cost savings from restructuring programmes in BOC Edwards are expected to contribute to adjusted operating profit by the first quarter of next year.

Cautionary statement
 This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning: The BOC Group's strategies; its research and product development and information technology; its investments; the commencement of operations of new plant and other facilities; efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations; management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do business; management's view of the competitiveness of the Group's products and services; and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, changes in the regulatory environment, outcome of litigation, other government actions, natural phenomena such as floods and earthquakes, customer strategies and stability, and fluctuations in interest and exchange rates.

Notes for editors
 The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had annual sales of nearly £4.6 billion in 2004.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.

BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

GROUP RESULTS
9 MONTHS TO 30 JUNE 2005
	9 months to 30 Jun 2005			9 months to 30 Jun 2004			Year to 30 Sep 2004

	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items

	£m	£m	£m	£m	£m	£m	£m	£m	£m
TURNOVER, including share of joint ventures and associates	3,423.9	-	3,423.9	3,411.1	-	3,411.1	4,599.3	-	4,599.3
Less:
Share of joint ventures	526.8	-	526.8	474.3	-	474.3	647.0	-	647.0
Share of associates	77.2	-	77.2	51.4	-	51.4	66.9	-	66.9

Turnover	2,819.9	-	2,819.9	2,885.4	-	2,885.4	3,885.4	-	3,885.4

Operating profit of subsidiary undertakings	333.1	(8.1)	325.0	340.4	(12.9)	327.5	464.4	(14.8)	449.6
Share of operating profit of joint ventures	78.5	-	78.5	72.6	(1.7)	70.9	99.4	(2.6)	96.8
Share of operating profit of associates	11.9	-	11.9	9.4	-	9.4	13.1	-	13.1

Total operating profit including share of joint ventures and associates	423.5	(8.1)	415.4	422.4	(14.6)	407.8	576.9	(17.4)	559.5
Profit/(loss) on disposal of businesses	-	86.8	86.8	-	(79.8)	(79.8)	-	(79.5)	(79.5)
Profit on disposal of fixed assets	-	10.5	10.5	-	-	-	-	4.9	4.9

Profit on ordinary activities before interest	423.5	89.2	512.7	422.4	(94.4)	328.0	576.9	(92.0)	484.9
Interest on net debt	(55.5)	-	(55.5)	(69.1)	-	(69.1)	(88.4)	-	(88.4)
Interest on pension scheme liabilities	(96.6)	-	(96.6)	(88.4)	-	(88.4)	(117.4)	-	(117.4)
Expected return on pension scheme assets	110.1	-	110.1	100.3	-	100.3	133.2	-	133.2
Other net financing income	13.5	-	13.5	11.9	-	11.9	15.8	-	15.8

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	381.5	89.2	470.7	365.2	(94.4)	270.8	504.3	(92.0)	412.3
Tax (note 5)	(103.0)	(29.7)	(132.7)	(106.0)	32.1	(73.9)	(146.2)	44.5	(101.7)

Profit on ordinary activities after tax	278.5	59.5	338.0	259.2	(62.3)	196.9	358.1	(47.5)	310.6
Minority interests	(32.3)	(27.2)	(59.5)	(31.7)	-	(31.7)	(46.6)	-	(46.6)

PROFIT FOR THE PERIOD	246.2	32.3	278.5	227.5	(62.3)	165.2	311.5	(47.5)	264.0
Dividends	(204.1)	-	(204.1)	(197.3)	-	(197.3)	(197.3)	-	(197.3)

Surplus/(deficit) for the period	42.1	32.3	74.4	30.2	(62.3)	(32.1)	114.2	(47.5)	66.7

Earnings per share (note 6)
- basic	49.8p	6.5p	56.3p	46.2p	(12.7)p	33.5p	63.2p	(9.7)p	53.5p
- diluted	49.7p	6.5p	56.2p	46.1p	(12.7)p	33.4p	63.1p	(9.6)p	53.5p

GROUP RESULTS
3 MONTHS TO 30 JUNE 2005
	3 months to 30 Jun 2005			3 months to 30 Jun 2004

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million

TURNOVER, including share of joint ventures and associates	1,092.7	-	1,092.7	1,157.8	-	1,157.8
Less: Share of joint ventures	180.4	-	180.4	162.8	-	162.8
Share of associates	41.1	-	41.1	15.9	-	15.9

Turnover	871.2	-	871.2	979.1	-	979.1

Operating profit of subsidiary undertakings	100.4	(8.1)	92.3	118.9	(12.9)	106.0
Share of operating profit of joint ventures	26.8	-	26.8	25.7	(1.7)	24.0
Share of operating profit of associates	5.2	-	5.2	4.0	-	4.0

Total operating profit including share of joint ventures and associates	132.4	(8.1)	124.3	148.6	(14.6)	134.0
Profit on disposal of businesses	-	-	-	-	(79.8)	(79.8)
Profit on disposal of fixed assets	-	-	-	-	-	-

Profit on ordinary activities before interest	132.4	(8.1)	124.3	148.6	(94.4)	54.2
Interest on net debt	(18.0)	-	(18.0)	(22.3)	-	(22.3)
Interest on pension scheme liabilities	(32.0)	-	(32.0)	(29.3)	-	(29.3)
Expected return on pension scheme assets	36.5	-	36.5	33.3	-	33.3
Other net financing income	4.5	-	4.5	4.0	-	4.0

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	118.9	(8.1)	110.8	130.3	(94.4)	35.9
Tax (note 5)	(32.1)	2.2	(29.9)	(37.9)	32.1	(5.8)

Profit on ordinary activities after tax	86.8	(5.9)	80.9	92.4	(62.3)	30.1
Minority interests	(5.8)	-	(5.8)	(11.3)	-	(11.3)

PROFIT FOR THE PERIOD	81.0	(5.9)	75.1	81.1	(62.3)	18.8

Earnings per share (note 6)
- basic	16.4p	(1.3)p	15.1p	16.5p	(12.7)p	3.8p
- diluted	16.4p	(1.3)p	15.1p	16.4p	(12.7)p	3.7p

GROUP BALANCE SHEET
AT 30 JUNE 2005
	At 30 Jun 2005	At 30 Jun 2004	At 30 Sep 2004

	£million	£million	£million

Fixed assets
– Intangible assets	146.6	184.0	174.9
– Tangible assets	2,533.6	2,676.7	2,618.4
– Joint ventures, associates and other investments	615.1	580.4	548.2

	3,295.3	3,441.1	3,341.5

Current assets	1,298.5	1,310.8	1,255.3
Creditors: amounts falling due within one year	(1,141.4)	(1,288.1)	(1,134.7)

Net current assets	157.1	22.7	120.6

Total assets less current liabilities	3,452.4	3,463.8	3,462.1
Creditors: amounts falling due after more than one year	(892.8)	(1,072.1)	(963.2)
Provisions for liabilities and charges	(361.2)	(370.3)	(345.2)

Total net assets excluding pension assets and liabilities	2,198.4	2,021.4	2,153.7
Pension assets	76.2	48.8	68.9
Pension liabilities	(327.1)	(319.9)	(344.5)

Total net assets including pension assets and liabilities	1,947.5	1,750.3	1,878.1

Shareholders' capital and reserves	1,825.5	1,557.9	1,675.3
Minority shareholders' interests	122.0	192.4	202.8

Total capital and reserves	1,947.5	1,750.3	1,878.1

GROUP CASH FLOW STATEMENT
9 MONTHS TO 30 JUNE 2005
	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million

TOTAL OPERATING PROFIT before exceptional items	423.5	422.4	576.9
Depreciation and amortisation	227.1	245.0	324.0
Net retirement benefits charge less contributions	(8.7)	(7.1)	(15.9)
Operating profit before exceptional items of joint ventures	(78.5)	(72.6)	(99.4)
Operating profit before exceptional items of associates	(11.9)	(9.4)	(13.1)
Changes in working capital and other items	(130.9)	(76.2)	(2.1)
Exceptional cash flows	(13.2)	(5.1)	(11.9)

NET CASH INFLOW FROM OPERATING ACTIVITIES	407.4	497.0	758.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	31.8	36.5	79.1

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(124.2)	(70.4)	(91.2)

TAX PAID	(70.5)	(60.5)	(98.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(194.6)	(153.2)	(204.2)

ACQUISITIONS AND DISPOSALS	140.7	(11.0)	92.5

EQUITY DIVIDENDS PAID	(78.6)	(76.3)	(197.3)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	112.0	162.1	339.2

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 JUNE 2005
	3 months to 30 Jun 2005	3 months to 30 Jun 2004

	£million	£million

TOTAL OPERATING PROFIT before exceptional items	132.4	148.6
Depreciation and amortisation	72.0	79.3
Net retirement benefits charge less contributions	(2.6)	(2.7)
Operating profit before exceptional items of joint ventures	(26.8)	(25.7)
Operating profit before exceptional items of associates	(5.2)	(4.0)
Changes in working capital and other items	(11.7)	24.9
Exceptional cash flows	(3.1)	(0.5)

NET CASH INFLOW FROM OPERATING ACTIVITIES	155.0	219.9

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	15.5	7.7

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(78.3)	(25.7)

TAX PAID	(17.9)	(15.6)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(76.0)	(46.8)

ACQUISITIONS AND DISPOSALS	(16.9)	(16.3)

EQUITY DIVIDENDS PAID	-	-

NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(18.6)	123.2

TOTAL RECOGNISED GAINS AND LOSSES
9 MONTHS TO 30 JUNE 2005
	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	278.5	165.2	264.0
Actuarial loss recognised on the pension schemes	-	-	(2.2)
Movement on deferred tax relating to actuarial loss on pensions	-	-	(8.1)
Movement on current tax relating to actuarial loss on pensions	-	-	3.2
Exchange translation effect on:
- results for the period	2.3	(4.6)	(0.6)
- foreign currency net investments	49.0	(119.9)	(100.4)

Total recognised gains and losses for the period	329.8	40.7	155.9

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS' FUNDS
9 MONTHS TO 30 JUNE 2005
	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	278.5	165.2	264.0
Dividends	(204.1)	(197.3)	(197.3)

	74.4	(32.1)	66.7
Other recognised gains and losses	51.3	(124.5)	(108.1)
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	1.0	15.8	15.3
Shares issued	23.3	7.9	8.7
Consideration paid for the purchase of own shares held in an ESOP trust	(7.1)	-	-
Consideration received for the sale of own shares held in an ESOP trust	2.9	2.5	2.5
Credit in respect of employee share schemes	4.4	1.6	3.5

Net increase/(decrease) in shareholders' funds for the period	150.2	(128.8)	(11.4)
Shareholders' funds - at 1 October	1,675.3	1,686.7	1,686.7

Shareholders' funds - at period end	1,825.5	1,557.9	1,675.3

NOTES TO THE ACCOUNTS

1.

Basis of preparation
The results for the 9 months to 30 June 2005 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2004.

Financial information for the year to 30 September 2004 has been based on the full Group accounts for that period. The 2004 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 9 months to 30 June 2005 are unaudited.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

Average rates:
- US dollar	1.87	1.78	1.79
- Australian dollar	2.44	2.44	2.47
- Japanese yen	198.10	193.58	195.17
- South African rand	11.51	11.94	11.85
Period end rates:
- US dollar	1.79	1.81	1.81
- Australian dollar	2.35	2.60	2.50
- Japanese yen	198.62	197.88	199.44
- South African rand	11.96	11.27	11.72

3.	Segmental information
	a)	Turnover, by business and by region, for the 9 months to 30 June 2005 was as follows:

	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million
Business analysis:
Process Gas Solutions	1,064.4	940.6	1,275.2
Industrial and Special Products	1,279.0	1,339.7	1,782.3
BOC Edwards	599.6	595.2	816.5
Afrox hospitals	251.8	314.8	432.1
Gist	229.1	220.8	293.2

Continuing operations	3,423.9	3,411.1	4,599.3

Regional analysis:
Europe	965.7	912.1	1,224.6
Americas	883.4	914.8	1,218.3
Africa	482.7	506.5	699.0
Asia/Pacific	1,092.1	1,077.7	1,457.4

Continuing operations	3,423.9	3,411.1	4,599.3

b)	Adjusted operating profit and operating profit, by business and by region, for the 9 months to 30 June 2005 were as follows:

	9 months to 30 Jun 2005		9 months to 30 Jun 2004		Year to 30 Sep 2004

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	152.3	152.3	141.5	140.9	190.3	189.5
Industrial and Special Products	212.5	212.5	199.0	185.5	269.5	253.9
BOC Edwards	27.5	19.4	32.5	32.0	47.8	46.8
Afrox hospitals	33.4	33.4	41.9	41.9	59.8	59.8
Gist	18.2	18.2	18.6	18.6	25.1	25.1
Corporate	(20.4)	(20.4)	(11.1)	(11.1)	(15.6)	(15.6)

Continuing operations	423.5	415.4	422.4	407.8	576.9	559.5

Regional analysis:
Europe	112.0	107.3	106.2	106.2	155.4	155.4
Americas	70.4	67.0	62.6	49.7	77.4	62.6
Africa	74.2	74.2	78.2	78.2	108.9	108.9
Asia/Pacific	166.9	166.9	175.4	173.7	235.2	232.6

Continuing operations	423.5	415.4	422.4	407.8	576.9	559.5

c)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 30 June 2005 were as follows:

	3 months to 30 Jun 2005			3 months to 30 Jun 2004

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	361.5	52.5	52.5	311.8	49.1	48.5
Industrial and Special Products	440.9	70.3	70.3	447.7	65.6	52.1
BOC Edwards	194.0	9.0	0.9	215.0	15.2	14.7
Afrox hospitals	20.2	2.7	2.7	109.9	15.8	15.8
Gist	76.1	5.9	5.9	73.4	6.4	6.4
Corporate	-	(8.0)	(8.0)	-	(3.5)	(3.5)

Continuing operations	1,092.7	132.4	124.3	1,157.8	148.6	134.0

Regional analysis:
Europe	320.4	37.1	32.4	306.8	35.6	35.6
Americas	302.4	25.1	21.7	311.3	23.4	10.5
Africa	101.6	14.1	14.1	176.8	26.3	26.3
Asia/Pacific	368.3	56.1	56.1	362.9	63.3	61.6

Continuing operations	1,092.7	132.4	124.3	1,157.8	148.6	134.0

Adjusted means excluding exceptional items.

4.	Exceptional items

	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million

Restructuring costs	(8.1)	(14.6)	(17.4)

Total operating exceptional items	(8.1)	(14.6)	(17.4)

Profit/(loss) on disposal of businesses	86.8	(79.8)	(79.5)
Profit on disposal of fixed assets	10.5	-	4.9

Total non-operating exceptional items	97.3	(79.8)	(74.6)

Operating exceptional items for the 9 months to 30 June 2005 represent a charge in the BOC Edwards line of business for a restructuring programme.

In March 2005, the Group's South African subsidiary disposed of its majority shareholding in the Afrox hospitals business. The profit on disposal of £86.8 million has been recognised as a non-operating exceptional item.

5.	Tax

		9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

		£million	£million	£million

	Subsidiary undertakings	(112.1)	(54.6)	(75.9)
	Share of joint ventures	(18.6)	(17.5)	(23.5)
	Share of associates	(2.0)	(1.8)	(2.3)

	Tax on profit on ordinary activities	(132.7)	(73.9)	(101.7)

	Overseas tax included in the tax on profit on ordinary activities above was:	(116.3)	(55.7)	(71.5)

	The tax charge includes a (charge)/credit in respect of:
	Operating exceptional items	2.2	5.4	18.9
	Non-operating exceptional items	(31.9)	26.7	25.6

	Tax on exceptional items	(29.7)	32.1	44.5

6.	Earnings per share

	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	278.5	165.2	264.0
Adjustment for exceptional items	(32.3)	62.3	47.5

Adjusted earnings before exceptional items	246.2	227.5	311.5

	9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	499.9	498.0	498.2
Less: average own shares held in trust	(5.4)	(5.2)	(5.2)

Basic	494.5	492.8	493.0
Add: dilutive share options	1.3	0.6	0.8

Diluted	495.8	493.4	493.8

7.	Reconciliation of net cash flow to movement in net debt

		9 months to 30 Jun 2005	9 months to 30 Jun 2004	Year to 30 Sep 2004

		£million	£million	£million

	Net borrowings and finance leases – at 1 October	(962.4)	(1,368.1)	(1,368.1)
	Net cash inflow	112.0	162.1	339.2
	Issue of shares	23.2	10.4	12.4
	Net borrowings assumed at acquisition	(1.3)	(4.5)	(4.7)
	Net borrowings eliminated on disposal	22.6	-	-
	Inception of finance leases	(4.8)	-	(0.2)
	Exchange adjustment	0.7	51.2	59.0

	Net borrowings and finance leases – at period end	(810.0)	(1,148.9)	(962.4)

8.	Contingent liabilities

	There has been no material change in contingent liabilities and legal proceedings since 30 September 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005
By: /s/ Sarah Larkins
Name: Sarah Larkins Title: Assistant Company Secretary